================================================================================

                                    FORM 11-K


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                 ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934
                   For the fiscal year ended December 31, 1998

                         Commission File Number: 1-5318


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                           THE KENNAMETAL THRIFT PLAN


B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                 Kennametal Inc.
                               1600 Technology Way
                                  P.O. Box 231
                           Latrobe, Pennsylvania 15650


================================================================================

                           THE KENNAMETAL THRIFT PLAN
                          INDEX TO FINANCIAL STATEMENTS

                                                                                                                 Page
                                                                                                                 ----
Report of Independent Public Accountants......................................................................     2

Financial Statements:

     Statements of Net Assets Available for Plan Benefits
     December 31, 1998 and 1997...............................................................................     3

     Statement of Changes in Net Assets Available for Plan Benefits
     Year ended December 31, 1998.............................................................................     4

     Statement of Changes in Net Assets Available for Plan Benefits
     Six months ended December 31, 1997.......................................................................     5

     Statement of Changes in Net Assets Available for Plan Benefits
     Year ended June 30, 1997.................................................................................     6

     Notes to Financial Statements............................................................................     7

Supplemental Schedules:

     Item 27a - Schedule of Assets Held for Investment Purposes
     December 31, 1998........................................................................................    12

     Item 27d - Schedule of Reportable Transactions
     Year ended December 31, 1998.............................................................................    14

Signatures....................................................................................................    15

Exhibit 23 - Consent of Independent Public Accountants........................................................    16

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of Kennametal Inc.
and to the Kennametal Inc. ERISA Compliance Committee:

We have audited the accompanying statements of net assets available for plan benefits of The Kennametal Thrift Plan (the Plan) as of December 31, 1998 and 1997, and the related statements of changes in net assets available for plan benefits for the year ended December 31, 1998, the six months ended December 31, 1997 and the year ended June 30, 1997. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the year ended December 31, 1998, the six months ended December 31, 1997 and the year ended June 30, 1997, in conformity with generally accepted accounting principles.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ ARTHUR ANDERSEN LLP
-----------------------
Arthur Andersen LLP

Pittsburgh, Pennsylvania
June 22, 1999

                           THE KENNAMETAL THRIFT PLAN
              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           DECEMBER 31, 1998 AND 1997

                                                            December 31,         December 31,
                                                               1998                 1997
                                                               ----                 ----
ASSETS
     Receivables:
       Participant Contributions                           $    198,305          $    203,191
       Employer Contributions                                    76,217                71,690
                                                           ------------          ------------
     Total Receivables                                          274,522               274,881
                                                           ------------          ------------

     General Investments:
       Putnam Mutual Funds                                  123,156,740           100,753,013
       Common/Collective Trusts-Fixed Income Fund            58,786,939            62,641,682
       Kennametal Inc. Common Stock                          11,877,634             1,994,428
       Participant Loans                                      3,913,407             2,489,562
                                                           ------------          ------------
     Total General Investments                              197,734,720           167,878,685
                                                           ------------          ------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS                     $198,009,242          $168,153,566
                                                           ============          ============

The accompanying notes are an integral part of these statements.

                           THE KENNAMETAL THRIFT PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1998

                                                                                    Putnam Mutual Funds
                                                                -----------------------------------------------------------
                                                                                  Asset
                                                 Primco                        Allocation       Growth &          New
                                 Totals           Fund           Voyager        Balanced         Income      Opportunities
                                 ------           ----           -------        --------         ------      -------------
Net Assets at
   December 31, 1997          $168,153,566     $62,641,682     $62,197,271     $12,409,934     $ 8,604,371     $ 9,432,393

Additions:
   Participant
     Contributions              16,114,687       1,314,120       4,104,167       1,132,183       2,274,363       3,719,560
   Employer Contributions        5,261,948         431,937       1,356,318         360,326         699,193       1,218,910
   Earnings on Investments
     (includes interest
       on loans)                11,075,033       3,733,483       4,599,925         444,946       1,092,510         622,937
   Net Realized
     Gains (Losses)              1,921,981              --       2,228,749          87,193        (113,145)        194,216
   Net Unrealized
     Gains (Losses)              8,951,349              --       6,243,312         868,935         485,549       2,224,377
   Loan Repayments                      --          87,026         251,969          54,287         108,128         193,884
   Other                            82,098          71,611              --              --              --              --
                              ------------     -----------     -----------     -----------     -----------     -----------
     Total Additions            43,407,096       5,638,177      18,784,440       2,947,870       4,546,598       8,173,884
                              ------------     -----------     -----------     -----------     -----------     -----------

Deductions:
   Benefit Payments            (10,478,105)     (6,284,609)     (2,405,731)       (337,829)       (413,462)       (341,939)
   Loan Issues                          --        (825,836)       (800,277)       (119,078)       (138,819)       (278,421)
   Loan Distributions              (93,666)             --              --              --              --              --
   Employee Withdrawals         (2,701,946)       (914,138)       (762,416)       (143,608)       (402,102)       (265,932)
   Administrative Fees            (123,760)       (101,812)        (10,421)         (2,195)         (2,257)         (3,497)
   Forfeitures                     (71,611)         (3,957)        (35,589)         (6,429)         (4,578)         (9,543)
   Other                           (82,332)        (82,328)             --              --              --              --
                              ------------     -----------     -----------     -----------     -----------     -----------
     Total Deductions          (13,551,420)     (8,212,680)     (4,014,434)       (609,139)       (961,218)       (899,332)
                              ------------     -----------     -----------     -----------     -----------     -----------

Net Transfers
   Between Funds                        --      (1,280,240)     (9,534,184)     (1,906,891)         77,144       1,243,203
                              ------------     -----------     -----------     -----------     -----------     -----------

Net Assets at
   December 31, 1998          $198,009,242     $58,786,939     $67,433,093     $12,841,774     $12,266,895     $17,950,148
                              ============     ===========     ===========     ===========     ===========     ===========


                                          Putnam Mutual Funds
                              ------------------------------------------
                                Asset          Asset                         Kennametal
                              Allocation    Allocation     International       Common    Contributions        Loan
                                Growth     Conservative       Growth           Stock       Receivable         Fund
                                ------     ------------       ------           -----       ----------         ----
Net Assets at
   December 31, 1997          $2,548,786     $2,367,461     $3,192,797     $ 1,994,428       $274,881      $2,489,562

Additions:
   Participant
     Contributions             1,039,532        513,568      1,008,579       1,013,501         (4,886)             --
   Employer Contributions        347,187        178,843        319,690         345,017          4,527              --
   Earnings on Investments
     (includes interest
       on loans)                 119,275        157,411        161,224         143,322             --              --
   Net Realized
     Gains (Losses)              (15,560)       (35,444)       (32,775)       (391,253)            --              --
   Net Unrealized
     Gains (Losses)              337,210        148,766        486,843      (1,843,643)            --              --
   Loan Repayments                53,420         27,490         57,526          73,190             --        (906,920)
   Other                              --             --             --          10,487             --              --
                              ----------     ----------     ----------     -----------       --------      ----------
     Total Additions           1,881,064        990,634      2,001,087        (649,379)          (359)       (906,920)
                              ----------     ----------     ----------     -----------       --------      ----------

Deductions:
   Benefit Payments             (133,291)      (322,612)      (203,958)        (34,674)            --              --
   Loan Issues                   (65,673)       (40,236)       (69,677)       (106,762)            --       2,444,779
   Loan Distributions                 --             --             --              --             --         (93,666)
   Employee Withdrawals          (47,733)       (33,423)       (48,313)        (63,933)            --         (20,348)
   Administrative Fees              (988)          (434)        (1,036)         (1,120)            --              --
   Forfeitures                    (4,380)          (919)        (2,298)         (3,918)            --              --
   Other                              --             --             --              (4)            --              --
                              ----------     ----------     ----------     -----------       --------      ----------
     Total Deductions           (252,065)      (397,624)      (325,282)       (210,411)            --       2,330,765
                              ----------     ----------     ----------     -----------       --------      ----------

Net Transfers
   Between Funds                (329,410)       849,469        137,913      10,742,996             --              --
                              ----------     ----------     ----------     -----------       --------      ----------

Net Assets at
   December 31, 1998          $3,848,375     $3,809,940     $5,006,515     $11,877,634       $274,522      $3,913,407
                              ==========     ==========     ==========     ===========       ========      ==========


The accompanying notes are an integral part of these statements.

                           THE KENNAMETAL THRIFT PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                   FOR THE SIX MONTHS ENDED DECEMBER 31, 1997

                                                                                   Putnam Mutual Funds
                                                                ----------------------------------------------------------
                                                                                 Asset
                                                 Primco                        Allocation       Growth &         New
                                 Totals           Fund           Voyager        Balanced         Income      Opportunities
                                 ------           ----           -------        --------         ------      -------------
Net Assets at
   June 30, 1997              $158,198,838     $ 78,332,505     $57,532,476     $12,132,867     $2,547,112     $3,047,449

Additions:
   Participant Contributions     8,362,297          891,866       2,122,804         641,551      1,092,154      2,006,612
   Employer Contributions        2,424,093          231,229         705,351         203,155        344,642        622,067
   Earnings on Investments
     (includes interest
       on loans)                 8,584,842        2,109,053       3,717,980         972,553      1,036,397        222,321
   Net Realized
     Gains (Losses)              1,747,936               --       1,446,404         222,603        (17,282)        61,092
   Net Unrealized
     Gains (Losses)                912,480               --       2,218,132        (628,797)      (671,467)       339,402
   Loan Repayments                      --           21,987          59,120          12,876         22,012         47,814
   Other                            67,166           65,438             181             387             --            270
                              ------------     ------------     -----------     -----------     ----------     ----------
     Total Additions            22,098,814        3,319,573      10,269,972       1,424,328      1,806,456      3,299,578
                              ------------     ------------     -----------     -----------     ----------     ----------

Deductions:
   Benefit Payments            (10,422,051)      (5,011,661)     (3,923,488)       (720,923)      (213,771)      (284,915)
   Loan Issues                          --         (719,481)       (578,003)       (134,069)       (79,319)      (119,572)
   Loan Distributions               (6,469)              --              --              --             --             --
   Employee Withdrawals         (1,498,314)        (865,541)       (366,918)        (50,446)       (66,138)       (82,816)
   Administrative Fees            (111,497)         (96,749)         (7,495)         (1,703)        (1,129)        (1,509)
   Forfeitures                    (105,755)         (72,447)        (19,169)         (4,987)        (1,342)        (3,852)
                              ------------     ------------     -----------     -----------     ----------     ----------
     Total Deductions          (12,144,086)      (6,765,879)     (4,895,073)       (912,128)      (361,699)      (492,664)
                              ------------     ------------     -----------     -----------     ----------     ----------

Net Transfers
       Between Funds                    --      (12,244,517)       (710,104)       (235,133)     4,612,502      3,578,030
                              ------------     ------------     -----------     -----------     ----------     ----------

Net Assets at
   December 31, 1997          $168,153,566     $ 62,641,682     $62,197,271     $12,409,934     $8,604,371     $9,432,393
                              ============     ============     ===========     ===========     ==========     ==========

                                            Putnam Mutual Funds
                               --------------------------------------------
                                  Asset           Asset                        Kennametal
                                Allocation     Allocation     International      Common     Contributions       Loan
                                 Growth       Conservative       Growth           Stock      Receivable         Fund
                                 ------       ------------       ------           -----      ----------         ----
Net Assets at
   June 30, 1997               $  744,475      $  739,612      $1,298,280      $  285,172      $ 557,073      $  981,817

Additions:
   Participant Contributions      504,307         308,750         533,828         335,243        (74,818)             --
   Employer Contributions         164,823          95,308         150,773         114,119       (207,374)             --
   Earnings on Investments
     (includes interest
       on loans)                  189,643         132,472         192,385          12,038             --              --
   Net Realized
     Gains (Losses)                 3,743           5,059         (12,298)         38,615             --              --
   Net Unrealized
     Gains (Losses)              (135,900)       (100,648)       (229,200)        120,958             --              --
   Loan Repayments                 10,408           5,892          14,932           7,113             --        (202,154)
   Other                              585             294              --              11             --              --
                               ----------      ----------      ----------      ----------      ---------      ----------
     Total Additions              737,609         447,127         650,420         628,097       (282,192)       (202,154)
                               ----------      ----------      ----------      ----------      ---------      ----------

Deductions:
   Benefit Payments               (36,085)        (50,990)       (161,340)        (18,878)            --              --
   Loan Issues                    (23,126)        (17,931)        (28,891)        (18,476)            --       1,718,868
   Loan Distributions                  --              --              --              --             --          (6,469)
   Employee Withdrawals           (14,098)        (13,554)        (18,962)        (17,341)            --          (2,500)
   Administrative Fees               (383)           (258)           (451)         (1,820)            --              --
   Forfeitures                     (1,089)           (110)         (1,146)         (1,613)            --              --
                               ----------      ----------      ----------      ----------      ---------      ----------
     Total Deductions             (74,781)        (82,843)       (210,790)        (58,128)            --       1,709,899
                               ----------      ----------      ----------      ----------      ---------      ----------

Net Transfers
       Between Funds            1,141,483       1,263,565       1,454,887       1,139,287             --              --
                               ----------      ----------      ----------      ----------      ---------      ----------

Net Assets at
   December 31, 1997           $2,548,786      $2,367,461      $3,192,797      $1,994,428      $ 274,881      $2,489,562
                               ==========      ==========      ==========      ==========      =========      ==========


The accompanying notes are an integral part of these statements.

                           THE KENNAMETAL THRIFT PLAN
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                        FOR THE YEAR ENDED JUNE 30, 1997

                                                                                                    Putnam Mutual Funds
                                                                                          ---------------------------------------
                                             Alliance      Alliance                                         Asset
                                              Equity       Balanced         Primco                        Allocation     Growth &
                              Totals           Fund          Fund            Fund           Voyager        Balanced       Income
                              ------           ----          ----            ----           -------        --------       ------
Net Assets at
   June 30, 1996            $134,650,201   $ 47,290,863   $ 9,573,308     $77,786,030     $        --    $        --   $       --

Additions:
   Participant
      Contributions           12,194,394      3,393,808       737,710       3,603,379       1,166,092        327,388      706,136
   Employer Contributions      4,322,740      1,205,154       270,120       1,392,078         390,346        119,936      180,582
   Earnings on Investments
     (includes interest
      on loans)                1,788,518             --            --       1,669,606              --        108,826        5,908
   Net Realized Gains          9,052,496      4,847,699       811,054       3,073,961         268,869         39,523        1,265
   Net Unrealized Gains        6,129,984             --            --              --       5,029,097        750,884       63,087
   Other                          10,999             --            --          10,999              --             --           --
   Transfers From RSP          3,673,020             --            --       3,673,020              --             --           --
                            ------------   ------------   -----------     -----------     -----------    -----------   ----------
     Total Additions          37,172,151      9,446,661     1,818,884      13,423,043       6,854,404      1,346,557      956,978
                            ------------   ------------   -----------     -----------     -----------    -----------   ----------

Deductions:
   Benefit Payments          (12,534,412)    (3,082,379)     (545,508)     (8,521,140)       (324,307)       (51,811)      (2,592)
   Loan Issues                        --             --            --        (501,990)       (390,306)       (52,439)      (7,792)
   Employee Withdrawals         (920,691)            --            --        (705,624)       (152,110)       (27,827)      (6,131)
   Administrative Fees          (165,308)       (20,058)       (4,103)       (134,035)         (5,869)        (1,130)         (27)
   Forfeitures                    (3,103)            --            --          (2,215)           (713)           (14)         (56)
                            ------------   ------------   -----------     -----------     -----------    -----------   ----------
     Total Deductions        (13,623,514)    (3,102,437)     (549,611)     (9,865,004)       (873,305)      (133,221)     (16,598)
                            ------------   ------------   -----------     -----------     -----------    -----------   ----------

Net Transfers
      Between Funds                   --    (53,635,087)  (10,842,581)     (3,011,564)     51,551,377     10,919,531    1,606,732
                            ------------   ------------   -----------     -----------     -----------    -----------   ----------

Net Assets at
      June 30, 1997         $158,198,838   $         --   $        --     $78,332,505     $57,532,476    $12,132,867   $2,547,112
                            ============   ============   ===========     ===========     ===========    ===========   ==========

                                                Putnam Mutual Funds
                              --------------------------------------------------------
                                                Asset         Asset                       Kennametal
                                   New        Allocation    Allocation    International     Common     Contributions     Loan
                              Opportunities     Growth     Conservative      Growth          Stock       Receivable      Fund
                              -------------     ------     ------------      ------          -----       ----------      ----
Net Assets at
   June 30, 1996               $       --      $     --      $     --      $       --      $     --      $     --     $     --

Additions:
   Participant
      Contributions             1,004,640       297,042       154,829         224,424       168,381       410,565           --
   Employer Contributions         340,145        89,385        55,484          74,481        58,521       146,508           --
   Earnings on Investments
     (includes interest
      on loans)                        --            --         3,395              --           552            --          231
   Net Realized Gains               6,079           926         1,169           1,116           835            --           --
   Net Unrealized Gains           178,470        29,764        10,145          41,476        27,061            --           --
   Other                               --            --            --              --            --            --           --
   Transfers From RSP                  --            --            --              --            --            --           --
                               ----------      --------      --------      ----------      --------      --------     --------
     Total Additions            1,529,334       417,117       225,022         341,497       255,350       557,073          231
                               ----------      --------      --------      ----------      --------      --------     --------

Deductions:
   Benefit Payments                (1,792)       (1,715)       (2,464)           (456)         (248)           --           --
   Loan Issues                    (14,740)       (3,791)       (2,438)         (4,723)       (3,367)           --      981,586
   Employee Withdrawals           (13,847)       (7,170)       (2,742)         (1,540)       (3,700)           --           --
   Administrative Fees                (41)          (10)           (6)            (16)          (13)           --           --
   Forfeitures                         --           (69)          (36)             --            --            --           --
                               ----------      --------      --------      ----------      --------      --------     --------
     Total Deductions             (30,420)      (12,755)       (7,686)         (6,735)       (7,328)           --      981,586
                               ----------      --------      --------      ----------      --------      --------     --------

Net Transfers
      Between Funds             1,548,535       340,113       522,276         963,518        37,150            --           --
                               ----------      --------      --------      ----------      --------      --------     --------

Net Assets at
      June 30, 1997            $3,047,449      $744,475      $739,612      $1,298,280      $285,172      $557,073     $981,817
                               ==========      ========      ========      ==========      ========      ========     ========



The accompanying notes are an integral part of these statements.

                           THE KENNAMETAL THRIFT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                  DECEMBER 31, 1998 AND 1997, AND JUNE 30, 1997

1.  DESCRIPTION OF PLAN

The following general description of the Kennametal Thrift Plan (the Plan) is provided for general information purposes only. Participants should refer to the Plan document for complete information.

The Plan is a defined contribution employee benefit plan, established to encourage investment and savings for certain salaried and hourly employees of Kennametal Inc. and certain subsidiaries and to provide a method to supplement their retirement income benefits. The Plan provides a vehicle for employee savings with an added 401(k) tax-deferred feature. Kennametal Inc. is the Plan sponsor.

CORPORATE ACTIONS - Effective March 1, 1997, the assets of the Kennametal Inc. Retirement Savings Plan (RSP) were merged into the Plan. Effective January 1, 1998, the Plan year end was changed from a fiscal year end of June 30 to a December 31 year end.

ADMINISTRATION OF THE PLAN - Putnam Fiduciary Trust Company serves as the Trustee of the Plan. Prior to March 1, 1997, Kennametal Inc. served as Trustee of the Plan.

Putnam Investments functions as the recordkeeper for the Plan. Prior to March 1, 1997, Benefit Services Corporation, a firm providing defined contribution administration services, served as recordkeeper for the Plan.

PRIMCO Capital Management, Inc. (PRIMCO) serves as the investment manager for the fixed income fund of the Plan. The Equitable Life Assurance Society of the United States served as the investment manager and custodian for the Alliance Equity Fund and Alliance Balanced Fund (the Alliance Funds) through February 28, 1997. Effective March 1, 1997, the investments held in the Alliance Funds were transferred to certain mutual funds of Putnam Investments. Accordingly, Putnam Fiduciary Trust Company was appointed the investment manager and the custodian.

ELIGIBILITY - All eligible employees are entitled to become active participants of the Plan on the first day of the month coinciding with or following the completion of ten (10) days of service. Under present federal income tax law, employer contributions and all earnings of the Plan do not constitute taxable income to the participants until withdrawn from the Plan by the participants.

VESTING - Employee contributions are fully vested. Employer matching contributions are fully vested after the third anniversary of the participant's employment date. Forfeitures of employer contributions as a result of withdrawals, terminations, etc., reduce the amount of future contributions required by the employer.

PARTICIPANT ACCOUNTS - A separate account is maintained for each participant in the Plan, reflecting contributions, investments, investment gains and losses, distributions, loans, withdrawals and transfers.

CONTRIBUTIONS - The Plan allows participants to elect a contribution rate (either before-tax, after-tax, or a combination of both) of 2% - 12% of the employee's base salary. Employer contributions equal 50% of the participant contribution up to a maximum of 3% of the participant's salary. Employer contributions are made concurrently with participant contributions. The participants can elect to have their contributions invested in the different investment funds available under the Plan.

DISTRIBUTIONS - Distributions to participants due to disability, retirement, hardship or death are payable in either a lump sum, periodic payments for a period not to exceed ten (10) years, or through the purchase of an annuity at the participant's election.

PARTICIPANT LOANS - Effective June 2, 1997, a participant may borrow up to the lesser of $50,000 or 50% of his or her vested account balance, with a minimum loan amount of $1,000. Loans are repayable through payroll deductions over a period not to exceed five years. If the proceeds are used to acquire a participant's principal residence, the repayment period shall be no more than 15 years. The interest rate is determined by the Plan Administrator based on existing market conditions and is fixed over the life of the loan. The interest rate at December 31, 1998 was 8.75%. There were no delinquent loans as of December 31, 1998 and 1997, or June 30, 1997.

INVESTMENTS - Investment contracts placed by PRIMCO represented investment of combined assets for both the RSP and the Plan until the merger of these plans as of March 1, 1997.

Effective March 1, 1997, Kennametal Inc. common stock was added as an investment option to the Plan.

A participant may direct contributions to any of the following investment options:

PRIMCO Stable Value Fund - Investments of this fixed income fund consist of traditional investment contracts issued by insurance companies, banks and other financial institutions (or corporations), asset-backed investment contracts, synthetic investment contracts and short-term investments.

Putnam Voyager Fund - This fund seeks aggressive capital appreciation by investing in a combination of stocks of small companies expected to grow over time as well as in stocks of larger, more established corporations.

Putnam Asset Allocation: Balanced Portfolio - For investors who want an investment with moderate risk and the potential for moderate growth, this fund seeks a balance between the relative stability of bonds and the fluctuation of stocks, in efforts to reduce overall risk.

The Putnam Fund for Growth & Income - This fund seeks growth and income by investing in attractively priced stocks of companies that offer long-term growth potential while also providing income.

Putnam New Opportunities Fund - This fund seeks long-term capital appreciation by investing primarily in common stocks of companies within certain emerging industry groups that Putnam Management believes offer above-average potential for growth.

Putnam Asset Allocation: Growth Portfolio - For more aggressive investors who will accept more risk in exchange for a higher growth potential, this fund seeks diversification among different types of stocks, with some investments in bonds and money market funds.

Putnam Asset Allocation: Conservative Portfolio - For investors who are willing to assume a reduced potential for growth in exchange for less risk, this fund seeks to reduce overall risk through substantial investments in investment-grade bonds, with some investments in stocks to help stay ahead of inflation.

Putnam International Growth Fund - This fund seeks capital appreciation by investing in a diversified portfolio of companies located outside the United States.

Kennametal Common Stock Fund - This fund consists entirely of Kennametal Inc. common stock, for investors who want to participate in the growth of Kennametal Inc. as part owners of Kennametal Inc.

Effective March 1, 1997, the investments of the Alliance Funds were transferred to two mutual funds, the Putnam Voyager Fund and the Putnam Asset Allocation:
Balanced Portfolio Fund. Investments of the Alliance Equity Fund consisted solely of common stocks whereas the Alliance Balanced Fund's investments were a combination of stocks, bonds, cash and convertible securities.

2.  ACCOUNTING POLICIES

BASIS OF ACCOUNTING - The financial statements of the Plan are maintained on the accrual basis of accounting.

INVESTMENTS - Investment transactions are recorded on a trade date basis, and revenues are recorded on an accrual basis of accounting. Investments in mutual funds, Kennametal Inc. common stock and other short-term investments are stated at fair value as measured by readily available market prices; benefit-responsive investment contracts are valued at contract value. According to the provisions of AICPA Statement of Position (SOP) 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined-Contribution Pension Plans," guaranteed investment contracts of defined contribution plans are considered to be fully benefit-responsive. As a result, these contracts are accounted for at contract value in the accompanying financial statements. PRIMCO Capital Management, Inc. certified that all the investment contracts held in the Fixed Income Fund are fully benefit-responsive. The difference between the contract value and the fair value of all investment contracts was $1,342,443 and $777,974 at December 31, 1998 and 1997, respectively. The crediting interest rates on the contracts ranged from 4.38% to 7.55% at December 31, 1998, from 5.05% to 7.55% at December 31, 1997, and from 4.88% to 8.15% at June 30, 1997.

INVESTMENT INCOME - Interest and dividend income are recorded in the period earned. Gains and losses on securities sold or redeemed are determined on the basis of specific identification.

PLAN EXPENSES - Investment management, recordkeeping and other administrative fees and expenses of the Plan are paid from assets and income of the Plan.

REALIZED/UNREALIZED GAINS AND LOSSES - Realized gains and losses on investments sold or redeemed and unrealized gains and losses are determined using the average cost method based on the beginning market value.

USE OF ESTIMATES IN PREPARATION OF FINANCIAL STATEMENTS - The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from these estimates.

3.  INVESTMENTS EXCEEDING FIVE PERCENT OF NET ASSETS

The fair market values of individual investments that represent five percent or more of the Plan's total plan assets as of December 31, 1998 and 1997, were as follows:

                                                             December 31,          December 31,
                                                                 1998                  1997
                                                                 ----                  ----
Common/Collective Trusts - Fixed Income Fund                  $58,786,939           $62,641,682
Putnam Mutual Funds -
     Voyager                                                   67,433,093            62,197,271
     New Opportunities                                         17,950,148             9,432,393
     Asset Allocation - Balanced Portfolio                     12,841,774            12,409,934
     Growth & Income                                           12,266,895             8,604,371
Kennametal Inc. Common Stock                                   11,877,634                    --

4.  COMMON TRUST ASSETS AND INCOME

The Plan's interest in the assets of the common trust is included in the accompanying Statements of Net Assets Available for Plan Benefits. During the plan year ended June 30, 1997, all of the assets of the RSP were merged into the Plan. Accordingly, there were no assets held by the RSP as of December 31, 1998, 1997 or June 30, 1997.

Common trust income allocated to the participating plans for the year ended December 31, 1998, the six months ended December 31, 1997, and the year ended June 30, 1997, were as follows:

                                                                            Six Months
                                                              Year Ended      Ended      Year Ended
                                                             December 31,  December 31,    June 30,
                                                                 1998          1997         1997
                                                                 ----          ----         ----
Thrift Plan                                                   $3,733,483    $2,109,053   $4,866,795
Retirement Savings Plan (as of March 1, 1997)                         --            --      140,343
                                                              ----------    ----------   ----------
Total Earnings on Investments                                 $3,733,483    $2,109,053   $5,007,138
                                                              ==========    ==========   ==========

5.  QUALIFICATION OF PLAN

The Plan has been determined by the Internal Revenue Service to be qualified under the Internal Revenue Code. The Internal Revenue Service issued a favorable determination on April 23, 1996. Plans that are qualified under regulations of the Internal Revenue Service are not subject to federal income taxes.

6.  PLAN TERMINATION

Although it has not expressed any intent to do so, Kennametal Inc. has the right to terminate the Plan at any time, subject to the provisions of the Employee Retirement Income Security Act of 1974. In the event of Plan termination, the accounts of all participants will become fully vested and non-forfeitable.

7.  CONTRIBUTIONS RECEIVABLE

As of December 31, 1997, the Plan recorded contributions receivable from the employer and the participants in the amount of $274,881. This amount is recorded as an asset in the accompanying statements in accordance with generally accepted accounting principles. However, this amount is not recorded as an asset in the Plan's Form 5500 as the Trustee prepares this Form using the cash-basis method of accounting.

8.  BENEFIT PAYABLE

As of June 30, 1996, the Plan was liable for participant benefits due but unpaid in the amount of $2,102,139. This amount is recorded as a liability in the Plan's Form 5500; however, this amount is not recorded as a liability in the accompanying Statements of Net Assets Available for Plan Benefits in accordance with generally accepted accounting principles. It is included in the total benefit payments in the accompanying Statements of Changes in Net Assets Available for Plan Benefits for the year end June 30, 1997. As of December 31, 1998 and 1997, the Plan was not liable for participant benefits due but unpaid.

9.  SUBSEQUENT EVENT

During fiscal 1997 and 1998, Kennametal Inc., through a majority-owned subsidiary, acquired six companies, each sponsoring a defined contribution employee benefit plan. On February 9, 1999, a resolution was unanimously approved by the Kennametal Inc. ERISA Compliance Committee authorizing Putnam to act as Trustee for the assets of these six plans when these plans are merged into the Plan. These six plans will be merged into the Plan as soon as it is practicable.

                           THE KENNAMETAL THRIFT PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1998

   Identity                                                                                                Current
   of Issue                 Description of Investment                                     Cost              Value
----------------------------------------------------------------------------------------------------------------------
                 Security Backed Investments
                 ---------------------------

   Bankers       Bankers Trust (Del) Basic, Contract No.: 97-883THT
     Trust         Maturity: 12/30/01, Yield: 7.05%                                     $ 6,172,919       $ 6,503,169

 Transamerica    Transamerica Life & Annuity, Contract No.: 76543
     Life          Maturity: 11/15/04, Yield: 5.97%                                       5,773,840         6,020,426

Allstate Life    Allstate Life Ins. Co., Contract No.: 31007
                   Maturity: 7/1/01, Yield: 5.99%                                         2,397,724         2,443,646
                 Allstate Life Ins. Co., Contract No.: 77077
                   Maturity: 12/30/01, Yield: 4.38%                                       3,025,831         3,002,970

John Hancock     John Hancock Mutual Life, Contract No.: 7562
                   Maturity: 5/1/07, Yield: 6.35%                                         4,731,498         4,928,354

Mass Mutual      Mass Mutual Life Ins. Co., Contract No.: 10480
                   Maturity: 7/5/02, Yield: 6.45%                                         3,102,086         3,136,562

Metropolitan     Metropolitan Life Ins. Co., Contract No.: 13708
     Life          Maturity: 1/2/01, Yield: 6.20%                                         2,375,150         2,405,386
                 Metropolitan Life Ins. Co., Contract No.: 24850
                   Maturity: 12/30/01, Yield: 6.50%                                       5,322,293         5,458,743

  Monumental     Monumental Life Ins. Co., Contract No.: 00028TR
     Life          Maturity: 3/30/07, Yield: 6.13%                                        8,964,905         9,211,650

 State Street    State Street Bank & Trust, Contract No.: 98206
 Bank & Trust      Maturity: 4/8/02, Yield: 5.23%                                         2,402,078         2,416,994

      CDC        Caisse des Depots, Contract No.: 220-01
                   Maturity: 12/31/99, Yield: 6.19%                                         432,142           436,575
                                                                                        -----------       -----------

                 Total Security Backed Investments                                       44,700,466        45,964,475
                                                                                        -----------       -----------

                 General Account Investments
                 ---------------------------

  Canada Life    Canada Life Assurance Co., Contract No.: 45798
                   Maturity: 1/4/99, Yield: 5.36%                                         1,401,989         1,402,115

Metropolitan     Metropolitan Life Ins. Co., Contract No.: 13678
     Life          Maturity: 2/4/00, Yield: 5.55%                                         3,201,839         3,206,390
                 Metropolitan Life Ins. Co., Contract No.: 13852
                   Maturity: 10/1/99, Yield: 7.55%                                        2,721,834         2,765,240

   New York      New York Life Ins. Co., Contract No.: 30334
     Life          Maturity: 4/3/00, Yield: 6.45%                                         3,074,219         3,101,830
                                                                                        -----------       -----------

                 Total General Account Investments                                       10,399,881        10,475,575
                                                                                        -----------       -----------

                           THE KENNAMETAL THRIFT PLAN
           ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                DECEMBER 31, 1998

   Identity                                                                                                Current
   of Issue                 Description of Investment                                     Cost              Value
---------------------------------------------------------------------------------------------------------------------
                 Cash & Equivalents
                 ------------------

    *Putnam      Putnam Fiduciary Trust, Contract No.: 522619
                   Maturity: 1/1/99, Yield: 5.32%                                       $ 3,689,332      $  3,689,332
                                                                                        -----------      ------------

                 Putnam Mutual Funds
                 -------------------

    *Putnam      Putnam Voyager Fund                                                     53,942,552        67,433,093
    *Putnam      Putnam Asset Allocation - Balanced Portfolio                            11,850,753        12,841,774
    *Putnam      The Putnam Fund for Growth & Income                                     12,389,725        12,266,895
    *Putnam      Putnam New Opportunities Fund                                           15,207,899        17,950,148
    *Putnam      Putnam Asset Allocation - Growth Portfolio                               3,617,301         3,848,375
    *Putnam      Putnam Asset Allocation - Conservative Portfolio                         3,751,678         3,809,940
    *Putnam      Putnam International Growth Fund                                         4,707,395         5,006,515
                                                                                       ------------      ------------

                 Total Putnam Mutual Funds                                              105,467,303       123,156,740
                                                                                       ------------      ------------

                 Kennametal Inc. Common Stock
                 ----------------------------

    *Putnam      Kennametal Inc. Common Stock                                            13,573,250        11,877,634
                                                                                       ------------      ------------

                 Loans to Participants
                 ---------------------

 *Participants   Loans to Participants, Maturities: From January 1999 to December
                   2013, Yield: 9.32%                                                            --         3,913,407
                                                                                       ------------      ------------

                 Total Investments                                                     $177,830,232      $199,077,163
                                                                                       ============      ============


* Party-in-interest.

                           THE KENNAMETAL THRIFT PLAN
               ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS (a)
                      FOR THE YEAR ENDED DECEMBER 31, 1998

Identity of                                                                                         Current Value
   Party                                                 Purchase      Selling           Cost        of Asset on          Net
 Involved              Description of Investment           Price        Price          of Asset    Transaction Date    Gain/(Loss)
-----------------------------------------------------------------------------------------------------------------------------------
  *Putnam   The Putnam Fund for Growth and Income      $ 8,726,912    $        --    $ 8,726,912     $        --       $      --

  *Putnam   Putnam Voyager Fund                         18,168,662     21,404,901     18,168,662      19,176,171        2,228,730

  *Putnam   PRIMCO Stable Value Fund                    22,826,178     26,680,924     22,826,178      26,680,920                4

  *Putnam   Putnam New Opportunities Fund               11,470,473             --     11,470,473              --               --

  *Putnam   Kennametal Inc. Common Stock                14,721,152     17,324,202     14,721,152      17,715,429        (391,227)

(a) Represents transactions or a series of transactions in excess of 5% of the fair value of the Plan assets at the beginning of the year.

* Party-in-interest.

                                   SIGNATURES

THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator of the Kennametal Thrift Plan has duly caused this annual report to be signed on its behalf by the undersigned, hereunto duly authorized, in Unity Township, Westmoreland County, Commonwealth of Pennsylvania.

                                                 KENNAMETAL THRIFT PLAN


     Date:  June 28, 1999                        By: /s/ AMY DOVERSPIKE
                                                     ------------------
                                                     Amy Doverspike
                                                     Plan Administrator